SHORE GOLD INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Reporting Issuer:

Shore Gold Inc.
300, 224 - 4th Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Telephone: (306) 664-2202
Facsimile: (306) 664-7181

(hereinafter referred to as "Shore" or the "Corporation")

2. Date of Material Change:

February 7, 2006

3. News Release:

On February 7, 2006, the Corporation issued a press release disclosing the nature and substance of the material change (a copy of which is attached as Schedule A to this Material Change Report).

4. Summary of Material Change:

Kenneth E. MacNeill, President and CEO of Shore Gold Inc. (“Shore”) announced that Shore was served with a statement of claim issued by De Beers Canada Inc. (“De Beers”) relating to the Fort a la Corne Joint Venture (“FALC JV”).

5. Full Description of Material Change:

See press release attached as Schedule A to this Material Change Report for a full description of the material change.

6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information:

No material information has been omitted from this report.

8. Executive Officer:

For further information, please contact Mr. Harvey J. Bay, Chief Financial Officer, at (306) 664-2202.

9. Date of Report

Dated at Saskatoon, Saskatchewan, this 7th day of February, 2006.

SCHEDULE A

Stock Symbol: SGF: TSX	February 7, 2006
SHORE GOLD INC.	Saskatoon, Saskatchewan

Shore Gold Inc. Named as Co-Defendant
in Lawsuit Issued by De Beers Canada Inc.

Kenneth E. MacNeill, President and CEO of Shore Gold Inc. (“Shore”) announced that Shore was served with a statement of claim issued by De Beers Canada Inc. (“De Beers”) relating to the Fort a la Corne Joint Venture (“FALC JV”). De Beers is seeking to set aside the previously announced Voting Agreement dated October 31, 2005 and to restrain the Management Committee of the FALC JV from approving the 2006 exploration program and budget.

Shore believes the action to be entirely without merit and intends to vigorously defend the claims made by De Beers.

Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol “SGF”.

For further information please contact:

Kenneth E. MacNeill, President & CEO or Harvey J. Bay, C.F.O. at (306) 664-2202.

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